2300 N Street, N.W. Washington, D.C. 20037-1128	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com
April 24, 2006
Jeffrey B. Grill
202.663.9201
By Facsimile
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Linda Van Doorn
Senior Assistant Chief Accountant
Karen J. Garnett
Assistant Director

Re:	Crescent Real Estate Equities Limited Partnership
Form 10-K (File No. 333-42293) for Year Ended December 31, 2005
Form 10
Crescent Real Estate Equities Company
Form 10-K (File No. 001-13038) for the Year Ended December 31, 2005
Response to Staff Comments of April 11, 2006 and April 20, 2006
Ladies and Gentlemen:
          On behalf of Crescent Real Estate Equities Limited Partnership (the “Partnership”) and Crescent Real Estate Equities Company ( the “Company”), we are submitting this letter in response to the comments contained in the Staff’s letters of April 11, 2006, regarding the Partnership’s and the Company’s Forms 10-K for the year ended December 31, 2005, and the Staff’s letter of April 20, 2006, regarding the Partnership’s Form 10 registering its units of partnership interest under the Securities Exchange Act of 1934.
          In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letters of April 11, 2006, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.
Forms 10-K
Financial Statements and Note
Note 3 — Segment Reporting. pages 89 — 92
1.	Reference is being made to footnote 3 on page 92. We note that funds from operations available to common shareholders include a $26.9 million gain relating to the sale of developed party. Given that gains and losses on asset dispositions

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April 24, 2006

are generally excluded in determining funds from operations, please explain to us why such gain is included in your determination of funds from operations available to common shareholders. In addition, clarify to us the nature of the $13.6 million promoted interest.
          On December 20, 2005, the Partnership completed the sale of Five Houston Center on behalf of Crescent 5 Houston Center, L.P., a joint venture which was owned 75% by a fund advised by JP Morgan Fleming Asset Management, or JPM, and 25% by the Partnership. This transaction generated a $26.9 million gain allocable to the Partnership and the Company, which included a $13.6 million promoted interest. This gain was included in the Partnership’s and the Company’s calculation of funds from operations (FFO) for the periods ended December 31, 2005.
          The Partnership’s and the Company’s promoted interest arose from the “waterfall” distribution contained in the Partnership Agreement of Crescent 5 Houston Center, L.P. and the Company’s, entered into between the Partnership and JPM. In accordance with the agreement, the Partnership received approximately 43% of the cash flow from the sale of 5 Houston Center, rather then 25% based on the Partnership’s actual ownership interest at the time of sale. The increased return resulted from certain performance hurdles contained in the agreement that allow for additional equity to be earned if return targets (IRR 12% and IRR 15%), which are measured upon a sale of property, are exceeded. The realized increase in distributed cash flow to the Partnership over and above its 25% ownership interest resulted in a promoted interest earned of $13.6 million, which the Partnership characterizes as an incentive fee for applying its real estate expertise, as the general partner, to management of this office property, which in turn enhanced the value of the real estate.
          The definition of FFO adopted by the National Association of Real Estate Investment Trusts (NAREIT) provides, in part, that FFO “means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” Although this definition appears to exclude gains from sales of property, it has always been clear that some gains from property sales can be included in FFO. The April 2002 NAREIT “White Paper on Funds From Operations,” for example, stated that
“A number of REITs sell undepreciated property incidental to their main business, most often sales of securities or parcels of land peripheral to operating properties. The prohibition against the inclusion of gains or losses on property sales in FFO was not meant to address this kind of activity, but rather the gain or loss on previously depreciated operating properties.
Those REITs that choose to include such gains or losses on sales of securities or undepreciated land in their FFO should disclose the amount of such gains or losses for each applicable reporting period. Those that do not should address the amount of such gains or losses in their reconciliation of net income to FFO.”
          The Partnership and the Company believe that it was appropriate to include the gain on the sale of Five Houston Center in FFO under the NAREIT definition.
          It is common for REITs to include gains on sale of development operating properties in FFO. The Partnership and the Company have a policy that distinguishes gains (or losses) recognized from the disposition of acquired operating office properties from gains (or
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April 24, 2006

losses) recognized from the disposition of developed operating office properties. The Partnership’s and the Company’s policy has two parts. First, gains on the sale of “acquired” operating properties are excluded from its calculation of FFO. For example, during 2005, the Partnership and the Company disposed of four office properties which collectively generated approximately $105 million gain on sale, which was excluded from its calculation of FFO. Second, gains on the sale of development operating properties, net of any historical depreciation expense, such as the Five Houston Center office property (which the Partnership and the Company developed and subsequently sold) are included in its calculation of FFO. The Partnership and the Company consider the gains on sale of development operating properties, net of any historical depreciation expense, to be income generated from the improvement of the land parcel.
          The NAREIT White Paper indicates that it is acceptable for REITs to include in FFO gains on sale of undepreciated operating properties, but the Partnership and the Company believe that it also is clear that FFO can include gains on sale of development operating properties on which some depreciation was required to be taken, so long as any such depreciation is deducted from the gain on sale. Under GAAP, a development operating property, if not classified as held for sale, becomes depreciable as soon as it is substantially complete (which occurs when a certificate of occupancy is issued). Sales of these types of properties rarely occur before the certificate of occupancy is issued, and the Partnership and the Company believe that it is customary practice for REITs to include gain (or loss) from sale of development operating properties in FFO even though the sale occurs after the certificate of occupancy is issued. To avoid double-counting, when including the gain on sale of Five Houston Center, the Partnership backed out all historical depreciation expense related to the property. The Partnership and the Company believe that this approach is consistent with approaches taken by other REITs and is consistent with the NAREIT definition and interpretations thereof.
Pillsbury Winthrop Shaw Pittman LLP

Division of Corporation Finance
April 24, 2006

Note 18 — Shareholders’ Equity
Series A Preferred Offerings. Page 124
2.	We noted that an offering of an additional 3,400,000 Series A Convertible Cumulative Preferred Shares was completed on January 14, 2004. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature for the convertible cumulative preferred shares is an embedded derivative that you should separate from the host and account for at fair value under SFAS #133.
          In evaluating whether the conversion feature for the convertible preferred shares is an embedded derivative that should be separated from the host and accounted for under SFAS #133, the following information was considered related to the conversion feature:
i.	Conversion Rights: The holders of the Series A Preferred Shares of the Company may convert their Series A Preferred Shares into common shares at a conversion price of $40.86 per common share (equivalent to a conversion rate of .6119 common shares per Series A Preferred Share). Note: The closing stock price of the Company’s common shares on January 14, 2004 was $17.48.

ii.	Maturity: The Series A Preferred Shares have no maturity date, and the Company is not required to redeem the Series A Preferred Shares. Accordingly, the Series A Preferred Shares will remain outstanding indefinitely, unless the Company decides to redeem them. The Company is not required to set aside funds to redeem the Series A Preferred Shares.

iii.	Optional Redemption: The Company may redeem the Series A Preferred Shares at its option, in whole or in part, at any time and from time to time, at a redemption price of $25.00 per share, plus accrued and unpaid distributions on the Series A Preferred Shares up to and including the date of redemption.
          Paragraph 12 of SFAS #133 states that contracts that do not in their entirety meet the definition of a derivative instrument, such as bonds, insurance policies or leases may contain embedded instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a)—(c); however, paragraph 11(a) of SFAS #133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”.
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Division of Corporation Finance
April 24, 2006

          To determine if the stock conversion feature is indexed to the Company’s own stock, the Company analyzed applicable criteria under (1) EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock”, and to determine it could be classified as stockholders’ equity, the Company analyzed applicable criteria under (2) EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.
          EITF 01-06: States that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other that those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-06, the stock conversion feature, as outlined in i. above, meets the definition of “indexed to a company’s own stock.”
          EITF 00-19: The requirements of paragraphs 12 through 32 of this Issue apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of SFAS #133. Additionally, paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 are also met. In this case, the stock conversion feature can only be net-share settled.
          The requirements of paragraphs 12 through 32 were considered below in order to determine that the stock conversion feature be classified as a component of shareholders’ equity:
1.	The contract permits the company to settle in unregistered shares.
          The Company is not specifically required to settle in registered shares; therefore, it appears that settlement in unregistered shares would be permitted. Although there is no requirement to settle in registered shares, the offering was made under the Company’s shelf registration statement filed with the SEC on October 29, 1997 under which an aggregate of approximately $1.5 billion of common shares, preferred shares and warrants exercisable for common shares were registered; as of February 21, 2006, approximately $510.0 million was available under the shelf registration statement for the issuance of securities.
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Division of Corporation Finance
April 24, 2006

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
          The Company has evaluated and determined that it has a sufficient number of authorized and available common shares needed to satisfy all existing commitments. Specifically, at December 31, 2005, the Company has 250,000,000 authorized common shares of which 124,542,018 were outstanding. Therefore, 125,457,982 remaining shares are authorized but not outstanding, a sufficient amount to settle all other total potential commitments that may require the issuance of common stock of approximately 29.2 million, on a weighted average share basis as of fourth quarter December 31, 2005.
3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
          The Series A Preferred Shares are convertible at any time, at the option of the holders thereof, into common shares at a conversion price of $40.86 per common share (equivalent to a conversion rate of .6119 common shares per Series A Preferred Share). The Company will not issue fractional common shares upon conversion; instead, it will pay a cash adjustment based on the current market price of the common shares on the trading day immediately prior to the conversion date. Thus, there is a calculable limit on the conversion feature.
4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
          There is no such requirement.
5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
          There are no cash settled “top-off” or “make-whole” provisions.
6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract would receive cash in exchange for their shares.
          There is no such requirement.
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Division of Corporation Finance
April 24, 2006

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
          There are no such provisions. In the event of bankruptcy, holders of the Series A Preferred Shares would have the same priority as other Series A Preferred Shareholders, but the conversion feature would not entitle the counterparty to rights that rank higher than those of another shareholder of our common stock.
8.	There is no requirement in the contract to post collateral at any point or for any reason.
          No collateral requirement is required in the offering. Further, as noted in item ii., the Series A Preferred Shares are not subject to any sinking fund or mandatory redemption.
          Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as the Company has met the eight conditions within paragraphs 12 through 32.
          In summary, the conversion feature is both (1) indexed to the Company’s own stock because it meets the provision of EITF 01-06 and (2) classified in shareholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS #133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather, it is considered part of the Preferred Shares and the instrument is one instrument, Convertible Preferred Shares.

Pillsbury Winthrop Shaw Pittman LLP

Division of Corporation Finance
April 24, 2006

          As requested by the Staff, we are providing the following acknowledgements:
•	the Partnership and the Company are responsible for the adequacy and accuracy of the disclosure in their respective filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 202.663.9201, by facsimile at 202.663.9203 (or 202.663.8007), or by e-mail at jeffrey.grill@pillsburylaw.com.
          Thank you very much for your prompt attention to this matter.

Sincerely,
/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	David H. Roberts, Staff Attorney Yolanda Crittendon, Staff Accountant Jerry R. Crenshaw, Managing Director and Chief Financial Officer Suzanne Stevens, Senior Vice President and Controller